UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           SCIENTIFIC INDUSTRIES, INC.
                     ---------------------------------------
                                (Name of issuer)


                     Common Stock, $0.05 Par Value Per Share
                     ---------------------------------------
                         (Title of class of securities)


                                   808757 10 8
                             -----------------------
                                 (CUSIP number)


                  Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017
                                 (212) 984-7700
                           Attn: Marshall Lester, Esq.
                     ---------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                October 17, 2002
                     ---------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 808757 10 8
          -----------


--------------------------------------------------------------------------------
1.       Names of Reporting Persons. S.S. or I.R.S.            Lowell A. Kleiman
         Identification Nos. of Above Persons

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2.       Check the Appropriate Box if a Member of a Group               (a)  [ ]
         (See Instructions)                                             (b)  [ ]

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3.       SEC Use Only


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4.       Source of Funds (See Instructions)                       Not Applicable


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5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization           United States of America


--------------------------------------------------------------------------------
Number of                     7.     Sole Voting Power
Shares                                                                   139,581
Beneficially                         -------------------------------------------
Owned by                      8.     Shared Voting Power
Each Report-
ing Person                           -------------------------------------------
With                          9.     Sole Dispositive Power
                                                                         139,581
                                     -------------------------------------------
                              10.    Shared Dispositive Power

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  139,581

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                14.7%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                         IN


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                                                                    Page 2 of 10

         The Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 16, 1992 is hereby amended and restated in its entirety.

Item 1:  Security and Issuer
         -------------------

         This report relates to the Common Stock of par value $0.05 per share, of Scientific Industries, Inc., a Delaware corporation ("Scientific"). The principal executive offices of Scientific are located at 70 Orville Drive, Bohemia, New York 11716.

Item 2:  Identity and Background
         -----------------------

         (a) This Schedule 13D is filed by Lowell A. Kleiman (the "Reporting Person").

         (b) The business address for the Reporting Person c/o Warshaw Burstein Cohen Schlesinger & Kuh, LLP, 555 Fifth Avenue, New York, New York 10017

         (c) The Reporting Person currently serves as a director of Scientific and until August 29, 2002, was the President and Chief Executive Officer of Scientific. The Reporting Person is currently a private investor.

         (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanors).

         (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to any judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

Item 3:  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The Reporting Person original acquired his shares with his personal funds.

Item 4:  Purpose of Transaction
         ----------------------

         The original purpose of the acquisition of the securities was for investment. Depending on market conditions and other factors, the Reporting Person may purchase additional shares of Common Stock in the open market or in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Person, the Reporting Person's liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Person reserves the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

         On October 17, 2002, the Reporting Person delivered a letter to Scientific, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Demand Letter"), requesting to inspect a complete list of the Scientific's stockholders and other corporate records as permitted by Scientific's Bylaws and applicable state law. The purpose of the Demand Letter is to enable the Reporting Person to communicate with Scientific's stockholders in connection with the election of directors and other matters which may be presented at the annual meeting of stockholders scheduled to be held on November

18, 2002 (the "Annual Meeting"). Accompanying the Demand Letter was a letter from the Reporting Person to the Board of Directors of Scientific, a copy of which is attached as an exhibit hereto and incorporated herein by reference, advising them that the Reporting Person intended to, among other things, solicit proxies in opposition to the nominees named by Scientific.

         Except as set forth above, the Reporting Person does not have a plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing the Common Stock to cease to be authorized to be traded on the OTC Bulletin Board.

         (i) To have the Common Stock become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) Any action similar to any of those enumerated above.

Item 5:  Interest in Securities of the Issuer
         ------------------------------------

         (a) The Reporting Person is the beneficial and record owner of 139,581 shares (the "Shares") of Common Stock, representing 14.7% of the outstanding Common Stock (based on 950,541 shares of Common Stock of Scientific reported as being outstanding on August 30, 2002 as set forth in the Scientific Form 10-KSB for the year ended June 30, 2002).

         (b) The Reporting Person has sole power to vote and dispose or direct the vote or the disposition of the Shares. The Reporting Person does not share such power to vote or direct the vote or dispose or direct the disposition of the Shares with any third party.

         (c) The Reporting Person has not effected any transactions in the Common Stock during the pat 60 days.

         (d) The Reporting Person does not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

         (e) Not applicable.

Item 6:  Contracts, Arrangements, Understandings or Relations with respect to
         --------------------------------------------------------------------
         Securities of the Issuer
         ------------------------

         The Reporting Person is not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Scientific, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material to be filed as Exhibits
         --------------------------------

         1. Letter from Lowell A. Kleiman to the Board of Directors of Scientific Industries, Inc, dated October 17, 2002

         2. Letter from Lowell A. Kleiman to the Board of Directors of Scientific Industries, Inc, dated October 17, 2002

         3. Press Release, dated October 17, 2002


                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       /s/ LOWELL A. KLEIMAN
                                       -------------------------
                                       Lowell A. Kleiman

Date: October 17, 2002

                                                                       EXHIBIT 1


                                Lowell A. Kleiman
                c/o Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017



                                October 17, 2002


VIA FACSIMILE AND MESSENGER SERVICE
-----------------------------------


Scientific Industries, Inc.
70 Orville Drive,
Bohemia, New York 11716.
Attn: Corporate Secretary

Dear Sir or Madam:

         The undersigned (the "Shareholder") is the holder of record of at least 139,581 shares of common stock, $0.05 par value (the "Common Stock"), of Scientific Industries, Inc., a Delaware corporation as of the close of business on October 16, 2002.

         The Shareholder hereby demands the right, pursuant to Section 220 of the Delaware General Corporation Law, during the usual hours for business, to inspect the following records and documents of the Company and to make copies or extracts therefrom:

                  (a) A complete record or list of the holders of the Common Stock, certified by its transfer agent(s) and/or registrar(s), showing the name, address and number of shares registered in the name of each such holder, as of September 27, 2002 (the "Record Date"), the record date established for the annual meeting of shareholders of the Company scheduled to be held on November 18, 2002, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting");

                  (b) A magnetic computer tape list of the holders of the Common Stock as of the Record Date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary for Shareholder to make use of such magnetic computer tape; and a hard copy printout of such magnetic computer tape for verification purposes;

                  (c) All information in the Company's or its transfer agent's possession, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number and identity of the actual beneficial owners of the Common Stock as of the Record Date, including an alphabetical breakdown of any holdings in the respective names of Cede & Co and other similar depositories or nominees as well as any material request list provided by Automatic Data Processing-Investor Communications Services and any omnibus proxies issued by such entities;

                  (d) All information in or which comes into the Company's possession or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the non-objecting beneficial owners of the Common Stock in the format of a printout in descending order balance and in magnetic tape format (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from ADP Proxy Services);

                  (e) All "respondent bank" lists and omnibus proxies for such lists, pursuant to Rule 14b-2 of the Exchange Act;

                  (f) A list of shareholders of the Company who are participants in any Company employee stock ownership, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing, dividend reinvestment or any similar plan in which voting of Common Stock under the plan is controlled, directly or indirectly, individually or collectively, by such plan's participants, showing (i) the name and address of each such participant, (ii) the number of shares of Common Stock attributable to each such participant in any such plan, and (iii) the method by which the Shareholder or its agents may communicate with each such participant;

                  (g) A correct and complete copy of the bylaws of the Company and any and all changes of any sort to the bylaws of the Company hereafter made through the date of the Annual Meeting, including, without limitation, any amendment to existing bylaws, any adoptions of new bylaws or deletions from existing bylaws; and

                  (h) The undersigned demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (h) above from the date of any information, to and including the Record Date, be immediately furnished to the designated parties as such modifications, additions or deletions become available to the Company or its agents or representatives.

         Shareholder will bear the reasonable costs incurred by the Company including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

         The purpose of this demand is to enable Shareholder to communicate with the Company's shareholders in connection with the election of directors at the Annual Meeting.

         Shareholder hereby designates and authorizes MacKenzie Partners, Inc. and any other persons designated by them, acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the information identified above be made available to the designated parties on the sixth business day after receipt of this demand.

         Please immediately advise Marshall Lester, Esq. or Michael Schwamm, Esq. of Warshaw Burstein Cohen Schlesinger & Kuh, LLP at (212) 984-7700, as to when and where the items demanded above will be available.


                                       Very truly yours,


                                       /s/ LOWELL A. KLEIMAN
                                       -------------------------
                                       Lowell A. Kleiman

State of New York      )
                       )  ss:
County of Nassau       )




LOWELL A. KLEIMAN, being sworn, states: I executed the foregoing letter, and the information and facts stated therein regarding my share ownership and the purpose of this demand for inspection are true and correct.


                                       /s/ LOWELL A. KLEIMAN
                                       -------------------------
                                       Lowell A. Kleiman


Subscribed and sworn to before me
this 17th day of October, 2002.



-------------------------------
         Notary Public


My commission expires:__________________________

                                                                       EXHIBIT 2


                                Lowell A. Kleiman
                c/o Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017


                                October 17, 2002



BY OVERNIGHT MAIL AND FAX TRANSMITTAL

Ms. Helena Santos, President
Scientific Industries, Inc.
70 Orville Drive,
Bohemia, New York 11716.

Mr. Robert Nichols, Corporate Secretary
Scientific Industries, Inc.
70 Orville Drive,
Bohemia, New York 11716.

Dear Sir and Madam:

This is to provide you with formal notice, pursuant to Rule 14a-4(c) and Rule 14a-6 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that, the undersigned intends to solicit proxies in opposition to a nominee named by Scientific Industries, Inc. (the "Company") for election as director at the annual meeting of stockholders scheduled to be held on November 18, 2002 (the "Annual Meeting") and to seek election of myself as a director of the Company.

Sincerely,

/s/ LOWELL A. KLEIMAN
-------------------------
Lowell A. Kleiman



cc: Board of Directors of Scientific Industries, Inc.

                                                                       EXHIBIT 3


                              FOR IMMEDIATE RELEASE
                              ---------------------


          LOWELL A. KLEIMAN SENDS LETTER TO SCIENTIFIC INDUSTRIES, INC.
          BOARD OF DIRECTORS ANNOUNCING INTENTION TO SOLICIT VOTES FOR
       FOR HIS ELECTION TO THE BOARD OF DIRECTORS AT THE NOVEMBER 18, 2002
                                 ANNUAL MEETING

New York, NY, October 17, 2002 - Lowell A. Kleiman, a current member of the Board of Directors and the owner of approximately 14.7% of the common stock of Scientific Industries, Inc. (OTCBB:SCND), announced today that he sent the following letter to the company's Board of Directors:


                                Lowell A. Kleiman
                c/o Warshaw Burstein Cohen Schlesinger & Kuh, LLP
                                555 Fifth Avenue
                            New York, New York 10017

                                October 17, 2002

BY OVERNIGHT MAIL AND FAX TRANSMITTAL

Ms. Helena Santos, President
Scientific Industries, Inc.
70 Orville Drive,
Bohemia, New York 11716.

Mr. Robert Nichols, Corporate Secretary
Scientific Industries, Inc.
70 Orville Drive,
Bohemia, New York 11716.

Dear Sir and Madam:

This is to provide you with formal notice, pursuant to Rule 14a-4(c) and Rule 14a-6 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that, the undersigned intends to solicit proxies in opposition to a nominee named by Scientific Industries, Inc. (the "Company") for election as director at the annual meeting of stockholders scheduled to be held on November 18, 2002 (the "Annual Meeting") and to seek election of myself as a director of the Company.


Sincerely,



/s/ LOWELL KLEIMAN
-------------------------
Lowell Kleiman

cc: Board of Directors of Scientific Industries, Inc.
Contact:
Robert Sandhu
MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
212-929-5500